Exhibit 99.1

                                                                  EXECUTION COPY

                       AMENDMENT TO EMPLOYMENT AGREEMENT


     THIS AMENDMENT TO EMPLOYMENT AGREEMENT, dated as of this 3rd day of December, 2004, by and among ELAN PHARMACEUTICALS, INC., a Delaware corporation (the "Employer"), and ELAN CORPORATION, PLC, an Irish public limited company (the "Parent", together with the Employer, the "Company") and G. KELLY MARTIN (the "Executive").

                              W I T N E S S E T H:

     WHEREAS, the Executive has provided services as Chief Executive Officer of the Parent pursuant to an Employment Agreement dated January 7, 2003 (the "Agreement"); and

     WHEREAS, the Executive is willing to continue to serve as the Chief Executive Officer of the Parent and the Employer desires to retain the Executive in such capacity on the terms and conditions set forth in the Agreement as modified herein; and

     WHEREAS, the Agreement provided for certain rights and obligations in the event of an involuntary termination; and

     WHEREAS, the parties desire to modify the rights and obligations of the parties in the event of involuntary termination and to add contractual provisions relating to indemnity and the award of costs in the event of a dispute;

     NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the parties hereto hereby agree that the Agreement shall be amended as follows:

     Effective midnight on December 31, 2004, subpart (b) (ii) of Section 4 of the Agreement shall be deleted and the following subpart (b) (ii) of Section 4 shall be substituted in its place:

          4. TERMINATION OF EMPLOYMENT.

          (b) Involuntary Termination.

          (ii) In the event of the Executive's Involuntary Termination, the Executive shall continue to participate on the same terms and conditions as are in effect immediately prior to such termination or resignation in the Employer's health and medical plans provided to the Executive pursuant to
     Section 3(f) above at the time of such Involuntary Termination until the end of the Severance Period, or until the Executive obtains other employment, whichever occurs first. Anything herein to the contrary notwithstanding, the Employer shall have no obligation to continue to maintain during the Continuation Period any plan, program or level of benefits solely as a result of this Agreement. Furthermore, the Executive shall receive a lump-sum cash payment in the amount of $50,000.00 to cover extra costs due to tax return preparation, estate counseling, and miscellaneous expenses. Executive shall also be entitled to obtain career transition assistance from a career transition assistance firm selected and paid for by the Company.


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     Executive must begin the available career transition assistance program within sixty (60) days following the Involuntary Termination. Said transition assistance shall include the use of an office and the services of a full time secretary suitable for the Executive, as agreed to by the Company, for a reasonable period of time not to exceed three (3) years.

     It is furthermore agreed that effective midnight on December 31, 2004, subparts (c) (i) and (iii) of Section 4 of the Agreement shall be deleted and the following subparts (c) (i) and (iii) of Section 4 shall be substituted in their place:

          (c) Involuntary Termination in Connection with Certain Changes in Control.

          (i) If, during the Term of this Agreement, the Parent undergoes a "Change in Control" (as defined below), and either (x) the Executive's employment is thereafter terminated under circumstances that would constitute an Involuntary Termination or (y) the Executive undergoes an Involuntary Termination and within 90 days of the Involuntary Termination, the Parent executes a definitive agreement to enter into a transaction the consummation of which would result in a "Change in Control" and such transaction is actually consummated prior to the end of the Term of this Agreement, then the Executive shall receive, conditioned upon his execution of a customary release of all claims against the Company and its affiliates in a form prescribed by the Company, the Accrued Obligations, as well as Severance Payments in the amount of Executive's Salary and target bonus for a period of three (3) years following the Involuntary Termination (the "Change in Control Severance Period"). In addition, the Executive shall be entitled to continuation of benefits in accordance with the terms set forth in Section 4(b)(ii), above, except that Executive's entitlement to continued participation in the Employer's health and medical plans as specified in Section 4(b)(ii) shall last until the end of the Change in Control Severance Period, or until the Executive obtains other employment, whichever occurs first. Lastly, all of the Executive's then-outstanding options shall be immediately vested and remain outstanding for two years following the Involuntary Termination.

          (iii) In the event of the Executive's death subsequent to his Involuntary Termination following a Change in Control, but prior to the end of the Change in Control Severance Period, the balance of the Severance Payments shall continue to be paid in periodic installments to the Executive's Beneficiary (as hereinafter defined) for the balance of the Change in Control Severance Period; provided, however, that the Employer, in its sole discretion, may at any time pay such Beneficiary the then remaining Severance Payments in a cash lump sum.

     It is furthermore agreed that effective midnight on December 31, 2004,
Section 7 of the Agreement shall be deleted and the following Section 7 shall be substituted in its place:

          7. INDEMNIFICATION. The Company shall furnish the Executive with coverage under the Company's customary director and officer indemnification arrangements, in accordance with the Company's charter documents and its D&O insurance policies, as in effect from time to time. The Company agrees that it will provide Executive with legal representation of Company's choosing and at Company's expense for the defense of any civil claim or lawsuit brought by a third party alleging that Executive is liable for acts or omissions occurring in direct consequence of the discharge of his duties under this


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     Agreement. Company also agrees to indemnify Executive and hold him harmless for all acts or decisions made by him in good faith while performing services for the Company to the full extent permitted by applicable law.
     The Company shall not be obligated to indemnify Executive for any final judgments entered as the result of the Executive's willful violation of others' rights or safety, for any punitive damage award, or for damages or penalties arising from violations of criminal law. Executive shall fully cooperate with the Company and attorneys in defending all claims and lawsuits brought against the Company or the Executive.

     It is furthermore agreed that effective midnight on December 31, 2004,
Section 9 of the Agreement, entitled "GENERAL PROVISIONS", shall be renumbered as Section 10, and the following Section 9 shall be inserted:

          9. ATTORNEYS' FEES AND COSTS. In the event that any action or other proceeding is instituted to enforce any right or obligation under this Agreement, the prevailing party shall be entitled to receive, in addition to any other relief granted, the costs of enforcement of this Agreement, including reasonable attorneys' fees and court costs.

     It is furthermore agreed that this Amendment may be executed by the parties hereto in counterparts, each of which shall be deemed an original, but both such counterparts shall together constitute one and the same document.

     IN WITNESS WHEREOF, the parties have executed this Amendment effective as of the day and year first written above.

                                   ELAN PHARMACEUTICALS, INC.

                                   By: /s/ Richard T. Collier
                                       --------------------------------
                                       Name: Richard T. Collier
                                       Title:   Vice President and Secretary


                                   ELAN CORPORATION PLC

                                   By: /s/ Liam Daniel
                                       --------------------------------
                                       Name:  Liam Daniel
                                       Title:   Secretary


                                   EXECUTIVE


                                   /s/ G. Kelly Martin
                                   ------------------------------------
                                   G. KELLY MARTIN




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